1736 Carothers Parkway, Suite 100
Brentwood, Tennessee 37027

August 31, 2020

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Reliant Bancorp, Inc. Registration Statement on Form S-3 Filed on August 24, 2020 File No. 333-248318 Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to and in accordance with Rule 461 under the Securities Act of 1933, as amended, Reliant Bancorp, Inc. (the “Company”) respectfully requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 9:00 a.m., Eastern Time, on September 3, 2020, or as soon thereafter as is practicable.

The Company hereby authorizes David A. Bartz, with the Company’s outside legal counsel, Butler Snow LLP, to orally modify or withdraw this request for acceleration.

The Company further requests that it be notified of such effectiveness by telephone call to David A. Bartz, with the law firm Butler Snow LLP, at (615) 651-6743.

Very truly yours,

Reliant Bancorp, Inc.

DeVan D. Ard, Jr.
Chairman and Chief Executive Officer

cc: David Bartz, Butler Snow LLP